China Finance Online Co. Limited
October 27, 2006
CONFIDENTIAL

TO:	Ms. Kristi Beshears
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

CC:	Mr. Daniel L. Gordan
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	China Finance Online Co. Limited
Form 20-F for the year ended December 31, 2005
(File No. 000-50975)

Dear Ms. Beshears,
     I refer to your fax of September 21, 2006 to China Finance Online Co., Limited (the “Company”) regarding SEC comments on the Company’s Form 20-F filed on May 23, 2006. Attached to this cover letter please find our responses to the SEC comments, which we are filing via EDGAR.
     Please direct any future correspondence with respect to this matter to the Company as set forth below:
                    China Finance Online Co. Limited
                    9th Floor of Tower C, Corporate Square
                    No. 35 Financial Street
                    Xicheng District, Beijing 100032
                    People’s Republic of China
                    Tel: +86 (10) 5832 5288
                    Fax: +86 (10) 5832 5200
                    Attention: Jun Wang
                    With a copy to:

Ms. Kristi Beshears and Mr. Daniel L. Gordan, October 27, 2006 — Page 2
                    O’Melveny & Myers LLP
                    Plaza 66, 37th Floor
                    1266 Nanjing Road West
                    Shanghai 200040
                    People’s Republic of China
                    Tel: +86 (21) 2307-7068
                    Fax: +86 (21) 2307-7300
                    Attention: Todd Bissett, Esq.
     I would appreciate your acknowledging receipt of this letter and our responses to the SEC comments by emailing me at jwang@jrj.com.
     Thank you for your assistance in this matter.

Very truly yours,

/s/ Jun Wang

Jun Wang
Chief Financial Officer
China Finance Online Co. Limited

cc:	Howard Zhang, Esq.
David Lin, Esq.
Todd Bissett, Esq.

Ms. Kristi Beshears and Mr. Daniel L. Gordan, October 27, 2006 — Page 3
Consolidated Statements of Cash Flows, page F-6
1.	We note from your response to comment 2 that the amounts of the effect of exchange rate changes does not agree in total to what is presented on your consolidated statement of cash flows. For example, you say that for fiscal year 2005, ($82,395), $0, and $3,186 was attributable to the effect of exchange rate changes on cash flows from operating, investing and financing activities, respectively. The sum of these three amounts, ($79,209), does not agree to the $671,133 presented on the consolidated statements of cash flows. Please explain this discrepancy and, as previously requested, tell us why the effect of exchange rate changes for each period on the consolidated statements of cash flows is the same as the foreign currency translation adjustment for each period recognized as a component of accumulated other comprehensive income.
Responses:
As we previously advised the Staff, we recognize that the foreign exchange effect on cash balances included in our cash flow statement was incorrect as shown in the following table which lays out for fiscal year 2005 the reported balances for each category of cash flow and what we believe the correct number should have been.

Fiscal Year 2005	Correct	Reported on 20-F	Difference
Cash provided by operations	$2,976,774	$3,059,169	$(82,395)
Cash used in financing activities	$(12,923,418)	$(12,923,418)	$—
Cash used in investing activities	$(15,231,510)	$(15,234,696)	$3,186
Effect of exchange rate changes on cash	$750,342	$671,133	$79,209
Consequently, we agree that the net effect on cash balances as shown in the cash flow statement should not have been the same as the movement in CTA during the period but the differences between what we reported and what we believe should have been reported are not in our view material.
In future filings, we will properly attribute the effect of exchange rate changes to different activities of cash flows.
Notes to Consolidated Financial Statements
Note 4 — Cost Investment, page F-17
2.	We note from your response to comment 5 that you are entitled to certain voting rights which enable you to exercise significant influence over Moloon’s operation. However, your disclosure in Note 4 indicates that you do not exert significant influence over the operating and financial activities of Moloon. Please review this note in future filings to explain to investors in what ways you are able to exert significant influence and why you do not account for this investment under the equity method. In addition, please tell us

Ms. Kristi Beshears and Mr. Daniel L. Gordan, October 27, 2006 — Page 4
how you determined that the fair value of common shares issued by Moloon is equal to $1.53 per share, the same price paid for Series B preferred shares. We may have further comment.
Responses:
Moloon is a private company that we invested in through preferred shares rather than common stock and we do not believe that the preferred shares are “in-substance common stock” as discussed in EITF 02-14. We therefore propose to enhance our disclosure in Note 4 in future filings as follows:

“In December 2005, the Company purchased 9,800,000 Series B preferred shares in Moloon International Inv (“Moloon”) for $15,000,000.

Under the purchase agreement and associated resolutions of the shareholders of Moloon we are entitled elect one board member out of a total of seven members. Because our investment is not in common stock or shares that are in substance the same as common stock, we account for investment in Moolon as a cost method investment pursuant to EITF 02-14.”

Regarding the fair value of common shares issued by Moloon, we have simply estimated that it is approximately $1.53 per share, the same price we paid for Series B preferred shares. The only reason that we needed to estimate the fair value of the common stock was to make the judgment that Moloon has sufficient subordinated equity and the Series B preferred shares’ liquidation preference is substantive which is the basis for our conclusion under EITF 02-14 that the preferred shares are not “in substance common stock.”

We believed the value of the common stock should not be more than the value of the Series B preferred shares which we acquired at $1.53 per share since the preferred shares are fully participating in Moloon’s profit through its dividend rights and voting rights described below:
Dividend Rights — No dividend, whether in cash, property, shares of Moloon, may be paid on any other class or series of shares until a dividend in like amount has been paid in full on each outstanding Series B preferred shares.

Voting Rights — Each holder of Preferred Shares shall be entitled to such number of votes as equals the whole number of Common Shares into which such holder’s preferred shares are convertible.